

05041928

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHILIAN PARTNERS, L.P.

OFFICIAL USE ONLY
27829
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

324 DATURA STREET
(No. and Street)

WEST PALM BEACH (City) FL (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD W. DENTON 561-833-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIDNEY W. AZRILIANT, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

36 WEST 44TH ST, SUITE 1100 (Address) NEW YORK, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald W. Denton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHILIAN PARTNERS, L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

X [signature]
Signature

GENERAL PARTNER
Title

EVAN B. AZRILIANT
Notary Public, State of New York
No. 02AZ5022862
Qualified in New York County
Commission Expires Jan. 18, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHILIAN PARTNERS, L.P.
(A Limited Partnership)

Audited Computation of Net Capital
At December 31, 2004

Ownership equity as per Statement of Financial Condition and Net Capital before non-allowable assets and haircuts on Security positions	$6,997,757	
Haircut on Securities	1,134,617	
Net Capital – Audited		$5,863,140
Net Capital per Unaudited Part IIA- Page 10		$5,863,140
Difference		**-0-**

There are no material differences that exist between the audited net capital of the firm compared to the unaudited net capital previously reported on Focus report Part IIA.



Sidney W. Azriliant, CPA, P.C.

May 4, 2005



Certified Mail / Return Receipt Requested
7001 0360 0002 7880 2527
First Class Mail

Mr. Donald Denton
Chilian Partners L.P.
324 Datura Street
West Palm Beach, Florida 33401

Dear Mr. Denton:

This acknowledges receipt of your December 31, 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A computation of net capital; and

2. A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed, or if no material differences existed, a statement so stating. See SEC Rule 17a-5(d)(4).

Based on the above, your filing does not comply with the requirements of SEC Rule 17a-5(d)(4). The text of the Rule is reproduced in the NASD Manual under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience. Please respond to this matter by **May 18, 2005.**

If you have any questions, please contact Mark Roberts, Compliance Examiner, at (404) 760-8813.

Sincerely,

DePorres Cormier
Supervisor of Examiners

Enclosure

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808
tel 404 239 6100
fax 404 237 9290
www.nasd.com

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING · SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036

TELEPHONE
(212) 869-8223

May 17, 2005

Certified Mail/Return Receipt Requested

Mr. DePorres Cormier- Supervisor of Examiners
NASD
Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA 30305

Dear Mr. Cormier:

Pursuant to your letter of May 4, 2005, we are enclosing the following:

1. An audited Computation of Net Capital indicating no material differences between it and the corresponding Unaudited Part IIA Computation of Net Capital.

2. A Form X-17A-5 Part III Facing Page together with Oath or Affirmation..

If you have any questions, please call us at (212) 869-8223.

Kindly acknowledge receipt hereof by signing the duplicate copy of this letter and returning it in the envelope provided.

Very Truly yours,

Sidney W. Azriliant, CPA, P.C.



Sidney W. Azriliant

SWA/tp
Enclosures
Cc: SEC Regional Office (1 copy)
SEC Washington, DC Office (2 copies)